Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

December 1, 2005 TSX-VENTURE: SBX

Juan de Fuca Transmission Cable – Application Filed with National Energy Board

Sea Breeze Power Corp., is pleased to announce that an application for a Certificate of Public Convenience and Necessity (“CPCN”) has been filed with the National Energy Board of Canada with respect to the proposed Juan de Fuca Cable, by Sea Breeze Power Corp. affiliate Sea Breeze Victoria Converter Corporation (“Sea Breeze VCC”).

The 55O MW high voltage direct current (“HVDC Light®”) submarine cable would run between Greater Victoria, British Columbia and Port Angeles, Washington beneath the Strait of Juan de Fuca, increasing electricity trade opportunities between the two regions, and providing enhanced transmission reliability both on Vancouver Island and on the Olympic Peninsula. The project has an in-service target date of December 2007.

Sea Breeze VCC President Paul Manson explained, “This application represents several months of extensive public consultation and study. Our submission contains project details, an environmental assessment, information about HVDC Light® technology, project rationale and a summary of our consultation program”. The application will be posted on the NEB Website www.neb-one.gc.ca.

John Tompkins, Chief Operating Officer of Sea Breeze VCC noted, “Beyond easing existing transmission constraints within Washington State, the Juan de Fuca Cable has also been designed to provide additional transmission reliability to Vancouver Island, which is facing a reliability shortfall after 2007 as a result of the planned de-rating of older submarine cables presently serving Vancouver Island from the Lower Mainland of British Columbia.”

HVDC Light® transmission technology has gained international recognition in recent years for its low environmental impact, and for operational flexibility. Unlike conventional alternating current technology, whose emission of fluctuating electromagnetic fields has generated strong controversy due to possible health hazards, HVDC Light® is considered more environmentally benign, and is especially well suited for sensitive marine habitats.

The Company also notes that an “Open Season” auction for transmission scheduling rights on the Juan de Fuca line is scheduled to close on December 2, 2005. The Open Season process for the Juan de Fuca Cable has been managed by the New York based project finance department of Société Générale’s Corporate Investment Bank.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Mr. Paul B. Manson	Voice:	604-689-2991 ext.225
	Fax:	604-689-2990

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